Annual Report

Cover Page

Name of issuer:

Vampr Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/8/2016

Physical address of issuer:

1887 Whitney Mesa Dr #2132
Henderson NV 89014

Website of issuer:

https://www.vampr.me

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

9

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,631,350.00	$784,648.00
Cash & Cash Equivalents:	$385,931.00	$160,510.00
Accounts Receivable:	$204,646.00	$114,647.00
Short-term Debt:	$49,063.00	$5,472.00
Long-term Debt:	$492,389.00	$492,389.00
Revenues/Sales:	$351,483.00	$241,511.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($314,252.00)	($229,150.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question
and any notes, but not any instructions thereto, in their entirety. If disclosure in
response to any question is responsive to one or more other questions, it is not
necessary to repeat the disclosure. If a question or series of questions is
inapplicable or the response is available elsewhere in the Form, either state that it is
inapplicable, include a cross-reference to the responsive disclosure, or omit the
question or series of questions.

Be very careful and precise in answering all questions. Give full and complete
answers so that they are not misleading under the circumstances involved. Do not
discuss any future performance or other anticipated event unless you have a
reasonable basis to believe that it will actually occur within the foreseeable future. If
any answer requiring significant information is materially inaccurate, incomplete or
misleading, the Company, its management and principal shareholders may be liable
to investors based on that information.

THE COMPANY

1. Name of issuer:

Vampr Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing
reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar
status or performing a similar function) of the issuer.

Main Year Joined as

Director	Principal Occupation	Employer	Director
Barry Palmer	Director	Weyo	2016
David Rickert	Director	BroadData Conferencing	2020
Joshua Simons	CEO	Vampr Inc.	2016
Russell Colman	Director	Vampr Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Barry Palmer	COO	2016
Joshua Simons	CEO	2016
Chris Lowe	CTO	2019
Russell Colman	Treasurer	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Bandlink Pty Ltd	425173.0 Common Stock	92.93

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.
>
> **Risks Relating to the Company and Its Business**
>
> We have a limited operating history.
>
> We have only been in business since 2015. While in that time we have gone from concept to over 500,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.
>
> We depend on the efforts of our small management team.
>
> We were founded by, and are currently still led by, Josh Simons, our CEO. Our success is heavily dependent upon the continued involvement of Josh. The loss of Josh's, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified programmers and technology industry management is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business.

Ever since the collapse of MySpace, there have been many entrants trying to reach the same target audience as us and provide similar services. Additionally, we recognize that the large platforms for creative artists might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

We may not be able to maintain and enhance our brand.

Maintaining and enhancing our brand is critical to expanding our base of users. Our brand image will depend on our ability to provide users with an environment in which creatives are easily able to seek out and find other professional musicians for collaborative projects and professional advancement. If we fail to successfully maintain and enhance the Vampr brand, or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

We need to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in this space expands. Successfully promoting and positioning our brand, and network will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depends on the reliable performance of the Vampr App and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If Vampr is unavailable when users attempt to access it, users may not continue using the app.

We rely on third party developers and third party providers of network infrastructure.

Our developers and network infrastructure are provided by third party contractors. We rely on those third parties to fulfil their obligations under existing agreements. Should those third parties not fulfil their obligations to Vampr we may be required to find other third parties, if any are available. Our financial results could be negatively affected if we are required to change developers and network infrastructure providers.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

Regulation of social-network platforms may be forthcoming.

Currently, there is a significant amount of debate by lawmakers regarding the obligations of social-network platforms and whether they should be subject to regulation. While we do not expect those debates to impact how users interact with each other and use our network, such actions could reduce advertiser interest, potentially impacting our revenues.

We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses since inception of Vampr, including in the operations undertaken by Vampr Pty Ltd., and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

We will continue to rely on debt financing, which may require pledging all of our assets as collateral.

In addition to equity financing, we are also pursuing debt financing and lines of credit that allow us to manage our cash flow and undertake our business plan. With debt financing, we will likely be required to pledge all of the assets of the company as collateral on any loan. By doing so, we risk the lender seizing assets if we default on those loans.

Our founder and Chief Executive Officer, through Bandlink Pty Ltd, owns a majority of our outstanding stock.

Bandlink Pty Ltd ("Bandlink") is currently the majority owner of Vampr Inc. Bandlink is a related party that is controlled by our founder and CEO, Josh Simons. As a result, Mr. Simons will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this Offering, Mr. Simons will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business
- Our ability to manage the company's growth

- Our ability to manage the company's growth
- Whether we can manage relationships with key vendors Demand for our products
- The timing and costs of new and existing marketing and promotional efforts
- Competition
- Our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies
- Consumer spending habits

Risks Relating to Our Regulation Crowdfunding Securities

<u>Any valuation at this stage is difficult to assess.</u>

The valuation for these offerings was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

<u>We include projections of future plans and performance in this Form C and our offering page.</u>

Projections rely on the occurrence of stated assumptions and should those assumptions not be correct or not occur, then the stated projections may be inaccurate. We include projected user growth, along with projected income and net revenue in our offering materials. Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

<u>The amount of capital we raised in this concurrent offering under Regulation Crowdfunding and Rule 506(c) of Regulation D may not be enough to sustain our business plan, and we intend to raise additional capital in the future.</u>

In order to achieve our long-term goals, we will need to raise funds in addition to the amount raised in this concurrent offering under Regulation Crowdfunding and Rule 506(c) of Regulation D. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

<u>We intend to undertake additional equity or debt financing in the future that may dilute your investment in this offering.</u>

We intend to undertake further equity or debt financing, which may be dilutive to existing shareholders, and investors in this offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other shareholders. Such future equity offerings would also result in a dilution of your interest in the company.

<u>You will not have significant influence on the management of the company.</u>

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

<u>An investment in our securities is speculative and there can be no assurance of any return on investment.</u>

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

<u>We may consider a future offering under Regulation A, and more information may be available to investors in that offering.</u>

We may in the future explore an offering under Regulation A under the Securities Act, although there can be no assurance that we will make such an offering, or when we will make it, or whether that offering will be qualified by the SEC. The rules regulating Regulation A require that we provide more information than is generally provided pursuant to offerings under Regulation CF. If we do make an offering under Regulation A, additional and different information may be provided to investors pursuant to those regulations and as a result of the review of the filing that the SEC staff will undertake.

Moreover, any Regulation A offering would include audited financial information, which will be different than the information presented in this offering document, and cover more recent periods.

We cannot guarantee that you would not have made a different investment decision if you were presented with the information that would be available in the Regulation A offering statement.

Investors from our previous Regulation CF offering should note that undertaking an offering under Regulation A does not automatically result in the conversion of the SAFEs into the Common Stock of the company.

<u>We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.</u>

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

<u>Our financial statements were prepared on a going concern basis.</u>

We have sustained net losses of for the years ended December 31, 2021 and 2020, respectively, and are not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to raise capital or generate enough revenue to fulfil the company's objectives with respect to the Vampr application software. No assurance can be given that we will be successful in these capital raising efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

<u>Investors will have to subscribe to multiple agreements in order to invest in this offering.</u>

In order to invest in this offering, investors agree to become a party to the Subscription Agreement with the company, and the Custodian and Voting Agreement with XX Investments, LLC available here https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

<u>As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering.</u>

The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for the things like the election of directors or amendments to the company's Articles of Incorporation. Instead, that right will be granted to the Custodian, and its affiliate, XX Team LLC.

<u>You will not hold title to the purchased securities, instead, title will be held by the Custodian.</u>

Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

<u>No regulator has given their approval of the form of the arrangement with the Custodian.</u>

The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed-3	125,000	16,810	Yes ⌄
Series Seed-2 Preferred	48,000	44,491	Yes ⌄
Common Stock	1,150,000	429,673	Yes ⌄
Series Seed Preferred	32,000	31,689	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	10%

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/30/18
Amount	$534,447.00
Interest rate	5.5% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	06/30/22

Convertible note issued by Bandlink Pty Ltd. Vampr Inc is not liable for the convertible note.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Other	Convertible Note	$534,447	General operations
1/2020	Regulation Crowdfunding	SAFE	$492,289	General operations
1/2020	Regulation D, Rule 506(b)	Preferred stock	$503,098	General operations
4/2021	Regulation D, 506(c)	Priced Round	$214,986	General operations
4/2021	Regulation D, Rule 506(c)	Preferred stock	$49,996	General operations
3/2022	Regulation Crowdfunding	Priced Round	$840,480	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Bandlink Pty Ltd
Amount Invested	$78,100.00
Transaction type	Priced round
Issue date	10/14/19
Relationship	Major shareholder with shared management

Conversion of interim loan to Preferred Stock

Name	Bandlink Pty Ltd
Amount Invested	$0.00
Transaction type	Other
Issue date	05/02/19
Relationship	Major shareholder with shared management

The company entered into an IP acquisition agreement with Bandlink Pty Ltd on May 2, 2019 under which the company acquired all of the intellectual property for Vampr in exchange for 425,172 shares of the company's Common Stock

Name	Bandlink Pty Ltd
Amount Invested	$0.00
Transaction type	Other
Issue date	05/03/19
Relationship	Major shareholder with shared management

The company entered into an advisory services agreement with Bandlink Pty Ltd on May 3, 2019 under which Bandlink would provide strategic and advisory services in exchange for payments of $17,500 per month. By mutual agreement, this monthly payment was reduced to $5,000 AUD per month effective as of April 1, 2020

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Vampr helps creatives build a network and find the right people to collaborate with in an easy to use frictionless mobile app. For most of us, one of the biggest challenges is getting to know the right people who can help propel our career. The old adage "it's who you know" is undeniably true. But networking is, and always has been, tough. It's time consuming and expensive. With Vampr you can now access hundreds of thousands of connections around the globe in the palm of your hand in an instant.

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

Milestones

Vampr Inc. was incorporated in the State of Delaware in December 2016.

Since then, we have:

- Facilitated over 7 million professional connections in 190+ countries with over 1,000,000 users
- Raised two million dollars from our customers across three blockbuster crowdfunding campaigns
- Raised an additional $1.5M in funding from music industry executives, VC and angels
- Been featured in Forbes, TechCrunch, NASDAQ, and more
- Won multiple awards, including being named in Fast Company's 'Most Innovative Companies' 2022 list and Apple's Best Of apps list

Historical Results of Operations

Our company was organized in December 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had net revenues of $351,483 compared to the year ended December 31, 2020, when the Company had revenues of $241,511. Our gross margin was 100.0% in both fiscal years 2021 and 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,631,350, including $385,931 in cash. As of December 31, 2020, the Company had $784,648 in total assets, including $160,510 in cash. The primary source of our cash assets has been investor financing, as described under "Liquidity & Capital Resources".

- *Net Loss.* The Company has had net losses of $335,584 and net losses of $173,761 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totalled $541,452 for the fiscal year ended December 31, 2021 and $497,861 for the fiscal year ended December 31, 2020 while the related entity combined liabilities totalled $1,165,295 for the fiscal year ended December 31, 2021 and $1,159,920 for the fiscal year ended December 31, 2020. We report these under GAAP standards but these additional liabilities are not held against Vampr Inc.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Prior to the latest Series Seed-3 Reg CF offering, which is still being reconciled, the company had been financed with $1,624,559 in equity and $534,447 in convertibles, and $492,289 in SAFEs. As noted below, as at April 2022, we have $371,221 cash on hand available for use with expected additional capital following the settlement of the Reg CF funds. This provides Vampr with a reliable runway through the next 4-6 months as the company seeks to raise further funds through a Reg D funding round.

We plan to use the proceeds from our Series Seed-3 offering as set forth in our latest Form C under "Use of Funds". This includes a focus on app development and marketing, without us being committed to any particular expenses.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company.

Except as otherwise described in the Form C, we do not have additional sources of capital other than the proceeds from the Offering. The Company intends to raise additional capital in the future from investors. The Company will likely begin preparing for a Series A round sometime in 2023, where we plan to seek additional funding from private investors to help scale the business. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vampr Inc. cash in hand is $371,221, as of April 2022. Over the last three months, revenues have averaged $40,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $110,000/month, for an average burn rate of $70,000 per month. Our intent is to be profitable in 36 months.

At the current growth rate and spend, the company would likely be cash flow positive in 10 months, however, management is planning to reinvest profits into activities to further accelerate the business and revenues.

Revenue growth since launching Vampr Pro in late 2020 through December 2021 saw average growth of 22% Month over Month, and we have recently begun rolling out CPM and CPC ads, targeted towards our freemium customers, with the first several brands signed on for multi-month contracts.

We expect to use the proceeds from a successful Reg CF and planned concurrent Regulation D raise, to significantly increase our marketing spend, while keeping R&D relatively equal to pre-raise levels, to support the existing software and continue work on an ongoing product roadmap.

We expect revenues to continue in a similar trend to its current monthly growth, while we expect to increase our advertising spend and bring on additional sales hires, increasing overall expenditure. These projections cannot be guaranteed.

For more information about how we hope to become profitable, please see our campaign page here: http://wefunder.com/vampr

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Joshua Simons, certify that:

(1) the financial statements of Vampr Inc. included in this Form are true and

complete in all material respects ; and

(2) the tax return information of Vampr Inc. included in this Form reflects

accurately the information reported on the tax return for Vampr Inc. filed for the

most recently completed fiscal year.

Joshua Simons
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.vampr.me/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Barry Palmer
Chris Lowe
David Rickert
Joshua Simons
Russell Colman

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Vampr Subscription Agreement October 2020

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vampr Inc.

By

Josh Simons
_____
Co-founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Barry Palmer
_____
Director
4/8/2022

Russell Colman
_____
Treasurer
4/8/2022

Josh Simons
_____
Co-founder and CEO
4/8/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.